Exhibit 99.1
N e w s   R e l e a s e

Investor Contacts:
Suresh Kumar	Li Chuen Lim
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
CHARTERED ANNOUNCES PRICING OF SENIOR NOTES OFFERING
SINGAPORE — March 31, 2006 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) yesterday priced its U.S. public offering of senior notes that was announced on March 29, 2006. Chartered intends to use the offering proceeds to prepay US$300 million principal amount of its existing bank loans. The offering was made pursuant to Chartered’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering is expected to close on April 4, 2006, subject to customary closing conditions.
The senior notes consist of US$300 million of 6.25% senior notes due 2013 (the “Senior Notes”). The Senior Notes will be issued at a price of 99.053% of the principal amount. The Senior Notes will constitute senior, unsecured obligations of Chartered. The Senior Notes will mature on April 4, 2013. Interest at the rate of 6.25% per annum on the Senior Notes will be payable semi-annually on April 4 and October 4 of each year, beginning on October 4, 2006. Chartered has obtained in-principle approval from the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) for the listing and quotation of the Senior Notes.1
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Senior Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Our public offering of the Senior Notes in the United States is being made by means of a prospectus that will contain or

[1] The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this press release. In-principle approval from the Singapore Exchange for the listing and quotation of the Senior Notes and admission of the Senior Notes to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of Chartered or the Senior Notes.

incorporate by reference detailed information about Chartered and its management as well as financial statements of Chartered. Copies of such prospectus may be obtained from Chartered at 60 Woodlands Industrial Park D, Street Two, Singapore 738406, attention: Investor Relations.
About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED) provides comprehensive wafer fabrication services and technologies to semiconductor suppliers and systems companies.
References to “US$” are to the lawful currency of the United States of America.
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